File Number: 82-4688

Trivalence
Mining Corporation

02 APR 16

02028442

NEWS RELEASE

DIAMOND SALES TOPS US$2.6 MILLION

SUPPL

TRIVALENCE MINING CORPORATION (TMI:CDNX, TMIGF:NASD OTCBB) April 01, 2002
The Company is pleased to report that it completed its second diamond sale of 2002 on March 26 in Antwerp, Belgium. The sale consisted of diamonds totaling 6,452.54 carats which sold for US$2,605,575 for an average of US$403.80 per carat. All diamonds sold were derived from the Company's 85% owned Aredor alluvial mine.

Trivalence Mining Corporation is a publicly traded exploration and development company with a primary focus on diamonds. The Company owns an 85% interest in Aredor diamond mine in Guinea, West Africa, and a 100% interest in the Palmietgat kimberlite diamond mine in South Africa. Trivalence is conducting a kimberlite exploration program at the 1,012 square km. Aredor concession in Guinea through a joint venture with Rio Tinto Mining and Exploration Limited. Trivalence also has a 3,700 square km. kimberlite exploration concession in Botswana and has recently signed a joint venture agreement with Rio Tinto Mining Exploration Limited for exploration of kimberlite at this property.

Waseem Rahman
Director

PROCESSED
APR 19 2002
THOMSON FINANCIAL P

For further information, contact
Omair Choudhry
Phone: (604) 684-2401
Website: www.trivalence.com
Email: tmi@trivalence.com

Toll Free: 1-888-273-3671
Facsimile: (604) 684-2407

The Company relies upon litigation protection for "forward looking" statements.
The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

dlw 4/16